

03011015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8-48921

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ AND ENDING __December 31, 2002__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Higgins Capital Management, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

2223 Avenida De La Playa, Suite 210
                          (No. and Street)

La Jolla,   California   92037
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Raymond L. Higgins   858-459-2993
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation

                     (Name – if individual, state last, first, middle name)
  10680 W. Pico Boulevard, Suite 260   Los Angeles, CA   90064
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant
  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 1 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Raymond L. Higgins_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Higgins Capital Management, Inc._, as of _December 31,_ , 20_02_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SUBSCRIBED AND SWORN TO BEFORE ME THIS 11th DAY OF FEB. 2003 AT SAN DIEGO CALIF.

_____
Notary-Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition

- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2002

HIGGINS CAPITAL MANAGEMENT, INC.

2223 AVENIDA DE LA PLAYA, SUITE 210

LA JOLLA, CALIFORNIA 92037

CONTENTS

PART I

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

I have audited the accompanying statement of financial condition of Higgins Capital
Management, Inc., as of December 31, 2002 and related statements of operations, cash
flows, and changes in stockholders' equity for the year then ended. These financial
statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
and include the supplemental schedule of the net capital computation required by rule
15c3-1. These financial statements are the responsibility of Higgins Capital
Management, Inc.'s management. My responsibility is to express an opinion on these
financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the
United States of America. Those standards require that I plan and perform the audit to
obtain reasonable assurance about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by management, as well as
evaluating the overall financial statement presentation. I believe that my audit provides a
reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material
respects, the financial condition of Higgins Capital Management, Inc. as of December 31,
2002 and the results of its operations and cash flows for the year then ended in
conformity with the accounting principles generally accepted in the United States of
America.

George Brenner, C.P.A.

Los Angeles, California
February 3, 2003

1

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash in bank	$ 37,385
Commissions Receivable	28,025
Clearing Broker's Deposit	58,506
Accounts Receivable	5,114
Automobile, net of depreciation $9,787	17,527
Deposits - Lease	1,630
Demand Note - Stockholders	45,000
Total Assets	$193,187

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts Payable	$ 5,604
Income Tax Payable	2,970
Pension Fund - Payable	25,000
Total Liabilities	33,574

Stockholders' Equity

Common Stock - Authorized 1,000,000 Shares; issued and outstanding 10,000 shares at a stated value of $1.00 per share	$10,000	
Paid-in-Capital	17,875	
Retained Earnings	131,738	
Total Stockholders' Equity		$159,613
Total Liabilities and Stockholders' Equity		$193,187

See Accompanying Notes to the Financial Statements

2

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

Revenue:

	Commissions	$414,160
	Realized Gains	17,327
	Interest	362
	Other	469
		432,318
Operating Expenses (Schedule page 11)		399,495
Profit Before Income Taxes		32,823
Taxes on Income		2,900
Net Profit		$ 29,923

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Shares Issued	Common Stock	Paid-In Capital	Retained Earnings	Stockholders' Equity
Balance January 1, 2002	10,000	$10,000	$17,875	$101,815	$129,690
Net Income				29,923	29,923
Balance Due December 31, 2002	10,000	$10,000	$17,875	$131,738	$159,613

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operations:	
Net Income	$ 29,923
Add: Depreciation Expense	5,073
	34,996
Clearing Broker's Deposit	(16,398)
Commissions Receivable	(4,222)
Accounts Payable	--
Accrued Income Taxes	(10,830)
Pension Payable	(5,000)
Deposits	7,500
Accounts Receivable	(5,114)
Cash Flows from Operations	932
Acquisition Activities	--
Investing Activities	
Officer/Shareholder Advance - Paid	(33,335)
Demand Note Receivable	(45,000
Total Investing Activities	(78,335)
Decrease in Cash	(77,403)
Cash in Bank, beginning	(114,788)
Cash in Bank, ending	37,385
Supplemental Data:	
Interest Paid	$ --
Income Taxes Paid	$ 13,730

HIGGINS CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - <u>PRESENTATION</u>

Higgins Capital Management, Inc., the Company, was incorporated June 24, 1996 and approved as a broker-dealer by the NASD on February 18, 1997.

NOTE 2 - <u>NATURE OF BUSINESS</u>

The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company has a clearing agreement with Western Securities Clearing Corp. The Company's deposits with Bear Stearns are as follows:

Securities	$28,950
Cash	29,556
	$58,506

NOTE 3 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

Commission Revenue is recognized on a "Settlement Date Basis." Securities are valued at market.

NOTE 4 - <u>NET CAPITAL REQUIREMENT</u>

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2002, the Company had a net capital of $88,538 and a net capital requirement of $25,000. The Company's percentage of aggregate indebtedness to net capital was 40%.

NOTE 5 - OFF BALANCE - SHEET RISK

As discussed in Note 2, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - INCOME TAXES

The Company files its income tax returns on the cash basis. The provision for taxes is comprised as follows:

Federal	$ 1,600
State	1,300
	$ 2,900

NOTE 8 – CONTINGENCY

The Company's lease expires March 31, 2004. Future lease payments are:

2003	$23,500
2004	6,000
	$29,500

HIGGINS CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1

DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition	$159,613
Less: Haircuts	(6,804)
Less: Excludable Assets - Page 9	(69,271)
NET CAPITAL	$ 83,538

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 2,249
Minimum dollar net capital required	$ 25,000
Net Capital required greater of above amounts	$ 25,000
EXCESS CAPITAL	$ 58,538
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness	$ 80,181

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from Statement of Financial Condition)	$ 33,574
Percentage of aggregate indebtedness to net capital	40%
Percentage of debt to equity to total Computed in accordance with Rule 15c3-1(d)	N/A

See Accompanying Notes to Financial Statements

8

HIGGINS CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1

DECEMBER 31, 2002

SCHEDULE FOR EXCLUDABLE ASSETS

Accounts Receivable	$ 5,114
Automobile	17,527
Deposit - Lease	1,630
Demand Note - Receivable	45,000
	$ 69,271

RECONCILIATION

The following is a reconciliation, as of December 31, 2002 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Unaudited	$ 88,886
Undue Calculation Adjustment	(1,158)
Income tax Adjustment	(2,900)
Mark to Market	(1,290)
Audited	$ 83,538

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2002 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
February 3, 2003

HIGGINS CAPITAL MANAGEMENT, INC.
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2002

Automobile	$ 25,722
Depreciation	5,073
Equipment Lease	20,594
HCM Profit Sharing Contribution	25,000
Insurance	6,100
Legal & Professional	16,705
Marketing	24,749
Medical Pay Plan	6,455
NASD Expenses	6,450
Office Expense	25,152
Payroll Expenses	190,380
Rent	23,571
Taxes	186
Telecommunications	13,303
Travel and Entertainment	8,765
Unrealized Depreciation	1,290
Total Operating Expenses	$399,495

A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

To the Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

In planning and performing my audit of the financial statements of Higgins Capital
Management, Inc. for the year ended December 31, 2002, I have considered its internal
control structure, including procedures for safeguarding securities, in order to determine
my auditing procedures for the purpose of expressing my opinion on the financial
statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have
made a study of the practice and procedures (including tests of compliance with such
practices and procedures) followed by the Company that I considered relevant to the
objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate
indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for
determining compliance with the exemptive provisions of Rule 15c3-3. I did not review
the practices and procedures followed by the company: (1) in making the quarterly
securities examinations, counts, verifications, and comparisons, and the recordation of
differences required by Rule 17a-13;(2) in complying with the requirements for prompt
payment for securities under section 8 of Regulation T of the Board of Governors of the
Federal Reserve System; or (3) in obtaining and maintaining physical possession or
control of all fully paid and excess margin securities of customers, because the Company
does not carry security accounts for customers or perform custodial functions relating to
customer securities.

The management of the Company is responsible for establishing and maintaining an
internal control structure and the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of internal control structure
policies and procedures and of practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can be expected to
achieve the Commission's above mentioned objectives. Two of the objectives of an
internal control structure and the practices procedures are to provide management with
reasonable, but not absolute, assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized use of disposition, and that
transactions are executed in accordance with management's authorization and recorded
properly to permit the preparation of financial statements in accordance with generally
accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice
and procedures listed in the preceding paragraph.

12

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner, CPA

Los Angeles, California
February 3, 2003